SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number  1-6836


                           NOTIFICATION OF LATE FILING


(Check One):   [  ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
                                 [_] Form N-SAR

                       For Period Ended:_December 31, 2005

                       [_]  Transition Report on Form 10-K

                       [_]  Transition Report on Form 20-F

                       [_]  Transition Report on Form 11-K

                       [_]  Transition Report on Form 10-Q

                      [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

    Read attached  instruction  sheet before  preparing  form.  Please print or type.

   Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify
     the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant

                          FLANIGAN'S ENTERPRISES, INC.
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Former name if applicable

                                      n/a
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Address of principal executive office (Street and number)

                             5059 N.E. 18th Avenue
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City, state and zip code     Fort Lauderdale, Florida 33334
                             ---------------------------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before  the  15th  calendar  day  following  the prescribed  due  date;  or  the
subject   quarterly   report  or transition  report on Form 10-Q, or portion
thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


See Attached Exhibit "A"


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Jeffrey D. Kastner, CFO (954) 377-1961
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            (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?   If the answer is
no, identify report(s).      [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Exhibit "B"

                          FLANIGAN'S ENTERPRISES, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   February 14, 2006       By     Jeffrey D. Kastner, CFO & Secretary
       -----------------              -----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  EXHIBIT "A"
                                  -----------



PART III     NARRATIVE

The audited financial statements of Flanigan's Enterprises, Inc., ("Registrant"), will not be completed by February 14, 2006, the last day for a timely filing of its quarterly report on Form 10Q for the fiscal quarter ending December 31, 2005.

As a result of damage and business interruption caused by Hurricane Wilma, the Registrant was unable to compile information required for complete and accurate disclosure as required by Form 10Q in order to timely file its Form 10Q.

The Registrant undertakes to file its Form 10Q within five (5) calendar days of its due date.







                                   EXHIBIT "B"
                                   -----------




PART IV(3)

The Registrant anticipates that its net income for the fiscal quarter ending December 31, 2005 will exceed its reported net income for the fiscal quarter ending January 1, 2005.